SRIVARU Holding Limited

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to be held on December 11, 2025

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

ACCESSING YOUR PROXY MATERIALS ONLINE

The following Proxy Materials are available to you to review at: **https://svmh.ai/events/egm/november-2025/**

- Notice of Extraordinary General Meeting of Shareholders;
- Proxy Statement for the Extraordinary General Meeting of Shareholders (including all attachments thereto); and
- The Proxy Card, and any amendments to the foregoing materials that are required to be furnished to stockholders.

PROXY STATEMENT OVERVIEW

The Extraordinary General Meeting of Shareholders of SRIVARU Holding Limited (the "Company"), will be held at 8:30 a.m. Eastern Time on December 11, 2025 via Conference Call. You can register for the Meeting at: **https://meeting.vstocktransfer.com/SRIVARUDEC25**

Proposals to be voted at the meeting are listed below along with the Board of Directors' recommendations.

1. RESOLVED, as an ordinary resolution, that the reduction of the par value of all issued and unissued ordinary shares from US$0.50 to US$0.0001 per share and the authorized share capital of the Company remain US$10,000,000 and the resulting amendment to the Company’s Memorandum and Articles of Association.

To act on any other business that may properly come before the Meeting or any reconvened meeting after adjournment.

The Board of Directors recommends a vote “FOR” Proposal 1.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE.
To vote your shares, please follow the instructions provided with this Notice.